

Mailstop 3233

September 9, 2015

Via E-mail
Mr. Brett Roper
Chief Operating Officer
Medicine Man Technologies, Inc.
4880 Havana Street, Suite 102 South
Denver, Colorado 80239

> **Re: Medicine Man Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 17, 2015**
> **File No. 333-203424**

Dear Mr. Roper:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2015 letter.

Description of Business

Description of Services/Pricing, page 24

1.   We note your response to comments 1 and 2 of out letter dated July 27, 2015. In the MD&A or Business section, please describe in greater detail the clients and consulting services provided by the company in which the company has generated historical revenues. If such revenues were derived from a small number of clients in which the company's business has been substantially dependent, please provide the names of such clients and file the agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

2.   We note that you estimate fees based on output of "dried cured flower product." Please revise to better explain how you derive this product. Please also explain the price point of $200,000 associated with this output.

3.   You indicate that you receive allocable portions of your fee in installments payments. We note that four client applications have been rejected at state level and that your agreements are terminable in the event that the applications are not approved. Please expand to discuss whether your contractual arrangements provide for reimbursement of previously paid fees in the event applications are rejected.

4.   Please expand to more fully discuss the other performance criteria, such as geographic location and operational size, that serve as the basis of your fee calculations.

Financial Statements, beginning on page F-1

5.   We note the report issued by the independent auditor references Note 3 in connection with the dual date of the report while the restatement information is disclosed in Note 10. Please revise accordingly.

        You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief
                                                Office of Real Estate and
                                                Commodities

cc: Andrew I. Telsey, Esq.
        Andrew I. Telsey, P.C.